Exhibit 12.2

American Airlines, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions)

	Three Months Ended March 31,
	2014	2013
Income (loss) before income taxes	$412	$(283)
Add: Total fixed charges (per below)	354	431
Less: Interest capitalized	10	12
Total earnings before income taxes	756	136
Fixed charges:
Interest	178	181
Portion of rental expense representative of the interest factor	176	250
Total fixed charges	354	431
Ratio of earnings to fixed charges	2.14	—
Coverage deficiency	$—	$295